CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$9,200,000	$361.56

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)
Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $366,944.09 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $361.56 offset against the registration fee due for this offering and of which $366,582.53 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1101 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-VIII dated December 14, 2007	Registration Statement No. 333-130051 Dated March 20, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $9,200,000 Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index due June 25, 2008

General
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The notes are designed for investors who seek a return of two times the appreciation of the Dow Jones EURO STOXX 50® Index up to a maximum total return on the notes of 12.30% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 5%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing June 25, 2008†.
•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
•	The notes priced on March 20, 2008 and are expected to settle on or about March 26, 2008.

Key Terms
Index:	The Dow Jones EURO STOXX 50® Index (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:
If the EURO STOXX Closing Level is greater than the EURO STOXX Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the EURO STOXX Return multiplied by two, subject to a Maximum Total Return on the notes of 12.30%. For example, if the EURO STOXX Return is more than 6.15%, you will receive the Maximum Total Return on the notes of 12.30%, which entitles you to a maximum payment at maturity of $1,123 for every $1,000 principal amount note that you hold. Accordingly, if the EURO STOXX Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (EURO STOXX Return x 2)]

Your principal is protected against up to a 5% decline of the Index at maturity. If the EURO STOXX Closing Level declines from the EURO STOXX Starting Level by up to 5%, you will receive the principal amount of your notes at maturity.
If the EURO STOXX Closing Level declines from the EURO STOXX Starting Level by more than 5%, you will lose 1.0526% of the principal amount of your notes for every 1% that the Index declines beyond 5% and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (EURO STOXX Return + 5%) x 1.0526]
You will lose some or all of your investment at maturity if the EURO STOXX Closing Level declines from the EURO STOXX Starting Level by more than 5%.
Buffer Amount:	5%
Downside Leverage Factor:	1.0526
EURO STOXX Return:	The performance of the Index from the EURO STOXX Starting Level to the EURO STOXX Closing Level, calculated as follows:
EURO STOXX Closing Level - EURO STOXX Starting Level EURO STOXX Starting Level
EURO STOXX Starting Level:	The Index closing level on the pricing date, which was 3505.90.
EURO STOXX Closing Level:	The Index closing level on the Observation Date.
Observation Date†:	June 20, 2008
Maturity Date†:	June 25, 2008
CUSIP:	48123MB92
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-VIII.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 39-VIII and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$4	$996
Total	$9,200,000	$36,800	$9,163,200
(1)   J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $4.00 per  $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $2.00 per  $1,000 principal amount note. See “Underwriting” beginning on page PS-122 of the accompanying product supplement no. 39-VIII.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a  structuring and development fee. The aggregate amount of these fees will be $4.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
March 20, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-VIII dated December 14, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 19, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-VIII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 39-VIII dated December 14, 2007: http://www.sec.gov/Archives/edgar/data/19617/000089109207005404/e29549_424b2.pdf
•	Prospectus supplement dated October 12, 2006: http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
•	Prospectus dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an EURO STOXX Starting Level of 3500 and reflect the Maximum Total Return on the notes of 12.30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

EURO STOXX Closing Level	EURO STOXX Return	Total Return
6300.00	80.00%	12.30%
5775.00	65.00%	12.30%
5250.00	50.00%	12.30%
4900.00	40.00%	12.30%
4375.00	25.00%	12.30%
4200.00	20.00%	12.30%
4025.00	15.00%	12.30%
3850.00	10.00%	12.30%
3715.25	6.15%	12.30%
3675.00	5.00%	10.00%
3535.00	1.00%	2.00%
3500.00	0.00%	0.00%
3325.00	-5.00%	0.00%
3150.00	-10.00%	-5.26%
2800.00	-20.00%	-15.79%
2450.00	-30.00%	-26.32%
2100.00	-40.00%	-36.84%
1750.00	-50.00%	-47.37%
1400.00	-60.00%	-57.89%
1050.00	-70.00%	-68.42%
700.00	-80.00%	-78.95%
350.00	-90.00%	-89.47%
0.00	-100.00%	-100.00%

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the EURO STOXX Starting Level of 3500 to a EURO STOXX Closing Level of 3535. Because the EURO STOXX Closing Level of 3535 is greater than the EURO STOXX Starting Level of 3500 and the EURO STOXX Return of 1% multiplied by 2 does not exceed the Maximum Total Return of 12.30%, the investor receives a payment at maturity of $1,020 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (1% x 2)] = $1,020

Example 2: The level of the Index decreases from the EURO STOXX Starting Level of 3500 to a EURO STOXX Closing Level of 3325. Because the EURO STOXX Closing Level of 3325 is less than the EURO STOXX Starting Level of 3500 by not more than the Buffer Amount of 5%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the EURO STOXX Starting Level of 3500 to a EURO STOXX Closing Level of 4200. Because the EURO STOXX Closing Level of 4200 is greater than the EURO STOXX Starting Level of 3500 and the EURO STOXX Return of 20% multiplied by 2 exceeds the Maximum Total Return of 12.30%, the investor receives a payment at maturity of $1,123 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the EURO STOXX Starting Level of 3500 to a EURO STOXX Closing Level of 3150. Because the EURO STOXX Closing Level of 3150 is less than the EURO STOXX Starting Level of 3500 by more than the Buffer Amount of 5%, the EURO STOXX Return is negative and the investor receives a payment at maturity of $947.37 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-10% + 5%) x 1.0526] = $947.37

Selected Purchase Considerations

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APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive EURO STOXX Return by two, up to the Maximum Total Return on the notes of 12.30%, or $1,123 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the EURO STOXX Closing Level, as compared to the EURO STOXX Starting Level, of up to 5%. If the EURO STOXX Closing Level declines by more than 5%, for every 1% decline of the Index beyond 5%, you will lose an amount equal to 1.0526% of the principal amount of your notes.

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DIVERSIFICATION AMONG EUROPEAN EQUITIES OF THE DOW JONES EURO STOXX 50® INDEX — The return on the notes is linked to the Dow Jones EURO STOXX 50® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 39-VIII.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-VIII. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as short-term capital gain or loss whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked and; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-VIII dated December 14, 2007.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the EURO STOXX Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the EURO STOXX Closing Level beyond the 5% buffer as compared to the EURO STOXX Starting Level.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the EURO STOXX Closing Level is greater than the EURO STOXX Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 12.30%, regardless of the appreciation in the Index, which may be significant.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. Dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. Dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rate on the common stocks underlying the Index;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events;
•	the exchange rate and the volatility of the exchange rate between the U.S. Dollar and the European Union Euro; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index

Historical Information

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50® Index based on the weekly historical Index closing level from January 3, 2003 through March 14, 2008. The Index closing level on March 20, 2008 was 3505.90. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information

Since the New York Stock Exchange will be closed on March 21, 2008 in observance of Good Friday, The Depository Trust Company has notified its participants that securities that priced on March 20, 2008 will settle on March 26, 2008. Accordingly, we expect that delivery of the notes will be made against payment for the notes on or about March 26, 2008, which will be the fourth business day following March 20, 2008, the pricing date of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index